UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-40398

Hive Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

# 855 - 789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

Hive Blockchain Technologies Ltd. (the "Issuer") is filing this Report on Form 6-K (this "6-K") to (i) to report that the address of the Issuer's principal executive office has moved to #855 - 789 West Pender Street, Vancouver, BC, V6C 1H2 (as set forth on the cover page to this 6-K) and (ii) to file the exhibits listed in the Exhibit Index below.

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release dated July 29, 2021
99.2	New Release dated July 30, 2021
99.3	Material Change Report dated July 30, 2021
99.4	Material Change Report dated August 3, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

Date: August 4, 2021